EXHIBIT 99.11

EXHIBIT

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Entrée Gold Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name as a Qualified Person for Sections “Description of Business – General” and “Interest of Experts” in the Company’s Annual Information Form for the year ended December 31, 2006, Effective Date March 30, 2007, and in the 40-F.

Sincerely,

/s/  Robert Cann
Robert Cann
Vice-President, Exploration
Entrée Gold Inc.

Date:	April 3, 2007